EXHIBIT 3.1 b

CHEMGENEX

PHARMACEUTICALS

30 November, 2007

Dr. Dennis Brown
100 San Mateo Drive
Menlo Park, CA 94025

Dear Dennis

Offer of Employment

As previously discussed I would like to offer you the position of Chief Scientific Officer with ChemGenex Pharmaceuticals Incorporated (“the Company”).

You will perform such business and professional services as Chief Scientific Officer of the Company, as shall reasonably be assigned to you by the CEO.

The principal conditions of this offer of employment are as follows.

1.                                      Organization Relationships

You will report to the CEO, Dr Greg Collier unless notice is given by the Company about changed reporting relationships.

2.                                      Location

The present location for this position is Menlo Park, California.

3.                                      Commencement Date & Duration

Your employment will commence, subject to your acceptance of this offer, on December 1, 2007. Your employment relationship with the Company is at-will. You may terminate your employment with the Company in accordance with Clause 14(c) at any time and for any reason whatsoever simply by notifying Company. Likewise, Company may terminate your employment in accordance with Clause 14(c) at any time and for any reason whatsoever, with or without cause or advance notice.

4.                                      Remuneration

(a)           Base Salary.  Your base salary will be $250,000 per annum, less standard payroll deductions and withholdings. You will be paid on a semi-monthly basis and you will be eligible for the following standard Company benefits: medical insurance, vacation, sick leave and holidays.

(b)           Bonus Plan.  You will also be eligible to participate in ChemGenex’s performance bonus plan, under which you would be eligible to receive an annual bonus of up to 25% of your Base Salary. Payout of any performance bonus is contingent on your achievement of performance objectives set mutually by you and the CEO as well as the Company’s overall financial performance. Please note that at the discretion of the Board, the bonus plan may be terminated or modified at any time.

Proposed performance objectives for the next year should be agreed with the CEO at the earliest convenient time.

(c)           Share Option Plan.  The management will recommend to the parent company’s Board of Directors that the Board of Directors grant you a stock option to purchase up to 1,500,000 common stock shares of the parent company, ChemGenex Pharmaceuticals Limited over the next four (4) years. The specific number of options to be granted is contingent on your achievement of performance objectives set mutually by you and the CEO as well as the Company’s overall financial performance. Granted options will vest upon approval from the Board of Directors. Granted options will vest upon approval from the Board of Directors. Options granted under clause 4(c) shall have an exercise price of A$1.11. These Options will be granted under the terms of the Company’s Employee Share option Plan, and are subject to the terms and conditions of this plan.

(d)           Exclusivity.  You will be employed on an exclusive basis by the Company and outside positions or duties shall not be undertaken without prior written approval from the Board of Directors. You have previously advised the Company of your unpaid activities; Director of Mountain View Pharmaceuticals, Owner and Director of Valent Technologies LLC and Director of VBL Pharmaceuticals.

(e)           It is the Company’s current policy to review remuneration on an annual basis and your remuneration will be reviewed in November each year beginning in November 2008.

5.                                      Hours of Work

Normal working hours are from 9:00 a.m. to 5:00 p.m., Monday through Friday. As an exempt level employee, you will be expected to work additional hours as required by the nature of your work assignments.

6.                                      Annual Leave

You will be entitled to four (4) weeks (20 working days) annual leave per annum, accrued and taken in accordance with the Company’s policy. It is expected that annual leave will be taken within twelve (12) months of it falling due at a time agreed between yourself and the Company. The maximum balance of unused leave that may be held is six (6) weeks (30 working days).

7.                                      Public Holidays

The Company observes public holidays legislated or proclaimed for the State of California. You will be entitled to paid time off work on legislated or proclaimed days that fall on your normal days of work, or substituted days by agreement.

8.                                      Sick Leave

(a)           You will be entitled to sick leave at the rate of ten (10) days per annum, to be accrued and taken in accordance with the Company’s policy.

(b)           Sick leave not used will accumulate for the term of your employment with the Company.

(c)           No payment is made in lieu of unused sick leave, either during your employment or on termination of your employment with the Company.

9.                                      Eligibility, to Work in the United States

As required by law, this offer is subject to satisfactory proof of your right to work in the United States. Please note that because of regulations adopted in the Immigration Reform and Control Act of 1986 (IRCA), we will require that you present documentation demonstrating that you have authorization to work in the United States on your first working day. If you have any questions about this requirement, which applies to U.S. citizens and non-U.S. citizens alike, please contact Dr Greg Collier, CEO of ChemGenex Pharmaceuticals.

10.                               Performance Review

Your performance will be reviewed and discussed with you at least every six (6) months, or such other times consistent with the conduct and practice of the Company’s performance management system. This is an important opportunity for formal two-way communication about your performance, the content of your position and your future development. It will include setting of objectives and/or performance indicators and, on occasions, adjustment of the accountabilities and responsibilities expected of this position.

11.                               Travel and Business Related Expenses

You may be required to undertake business related travel, including interstate and overseas travel, at the Company’s expense. In such circumstances you will receive reimbursement of business expenses reasonably and actually incurred in accordance with the Company’s expense reimbursement policy.

12.                               Company Policies

You will be bound by the employment policies and procedures adopted by the Company as varied from time to time, including policies dealing with Harassment, Equal Opportunity and Anti-discrimination and Smoking in the Workplace. You are required to be familiar with these policies and procedures.

13.                               Issues, Grievances and Disputes

If any issue, grievance or dispute arises, it must be dealt with in the following manner:

(a)           The matter must first be discussed by you with the Managing Director & Chief Executive Officer.

(b)           If not settled, the matter must then be discussed with the Managing Director & Chief Executive Officer together with a non executive Director appointed by the Board for this purpose.

(c)           If the matter is not resolved, it may be submitted to an agreed mediator by either yourself or the Company for the purposes of conciliation or mediation. At this stage either yourself or the Company may be represented by an adviser or advocate (e.g., an attorney). If mediation is unable to resolve the grievance or dispute, the matter will be settled in arbitration pursuant to Section 20 below.

(d)           Until the matter is resolved your responsibilities must be exercised at the direction of the Company. No one shall be prejudiced as to the final settlement by the continuance of work in accordance with this process.

(e)           You and the Company must cooperate to ensure that these procedures are carried out expeditiously.

14.                               Contract of Employment

(a)           This position is defined as full time employment.

(b)           The Company may require you to undertake different work assignments or job responsibilities during the course of your employment, either with the Company or with a subsidiary company, an associated company, an associated business or organization. In such circumstances there would be no reduction in your remuneration package.

(c)           Your employment may be terminated by either yourself or the Company by giving four (4) months notice in writing or by the Company without notice by paying four (4) months base salary in lieu of notice.

(d)           When either you or the Company has given notice of termination of your employment, the Company may require you to:

(i)            not perform any work for it; or

(ii)           not attend the Company’s place(s) of business; or

(iii)          perform only those duties which the Company specifies to you.

(e)           In addition, the Company has the right to terminate your employment without notice for serious misconduct or serious or persistent breach of your terms or conditions of employment and in such case your base salary and other entitlements will be paid up to the time of termination only.

(f)            In the event that your employment is terminated other than for the reasons noted in Section 14(e) on or within three (3) months after the close of a “change of control” the Company will continue to pay your base salary for a period of six (6) months.

15.                               Confidentiality

It is a condition of your employment that you sign the attached Employee Invention Assignment Agreement between you and ChemGenex. It is a condition of your employment that you will not disclose nor use at any time either during your employment or thereafter, any policy, practice, procedure, customer information, supplier information, trade secret, financial, business, confidential or other data belonging to or concerning the business operations or affairs of or otherwise relating to the Company or any associated companies, their clients, customers and other business organizations acquired in the course of your employment with the Company without first obtaining the Company’s written consent to such disclosure, except such disclosure as may otherwise be specifically required or permitted by the Company, required by law or unless such information has become public knowledge through no action by yourself.

16.                               Return of Documents and Equipment

Upon termination of your employment you must return to the Company or its authorized representative all policies, procedures, plans, statistics, documents, records, data, computer tapes or discs, papers or equipment in your possession or control which relate in any way to the business or affairs of the Company or any related Company, or belongs to the Company. You are not entitled to retain any equipment or a copy of any document referred to in this clause.

17.                               Intellectual Property

If during the period of your employment, you or you and the Company jointly, formulate, discover, develop or construct any invention and or system associated with the Company’s business, all rights, interest and title to such formulas, discoveries, inventions and or systems shall vest in the Company including without limitation any rights to any application in relation to a discovery or invention for the period of two (2) years after the termination of your employment with the Company in respect of any such discoveries, inventions and or systems. It is further agreed that you will promptly inform the Company in writing, of any and all such inventions and systems.

18.                               Non Solicitation

You agree that you will not for yourself or for any other person, for one (1) year after your employment with the Company ends without the written consent of the Company, directly or indirectly do any of the following:

(a)           solicit, interfere with or endeavor to entice away from the Company any person, firm or company who was or has been, during the last one (1) year of your employment, a client or customer of the Company (being a client or customer) to whom you provided services while employed by the Company;

(b)           solicit, interfere with or endeavor to entice away from the Company any employee of the Company;

(c)           provide services or accept any request to provide services to or accept employment with a person, firm or company who has been a client or customer of the Company during the last one (1) year of your employment with the Company (being a client or customer to whom you provided services while employed by the Company);

(d)           counsel, procure or assist any person or company to do any of the acts referred to in this clause.

19.                               Governing Law

Your employment, these terms and conditions and the determination of any disputes or claims arising in relation thereto are governed by the laws of the State of California.

20.                               Arbitration

Subject to Section 13 above, to ensure rapid and economical resolution of disputes which may arise an connection with your employment with ChemGenex, you and ChemGenex agree that any and all disputes, claims (e.g., contract claims, tort claims, statutory claims, discrimination or harassment claims), or causes of action arising from or relating to your employment with ChemGenex will be resolved to the fullest extent permitted by law by final and binding confidential arbitration held in San Mateo County, California through Judicial Arbitration and Mediation Services, Inc. (“JAMS”) under its rules and procedures for arbitration of employment disputes; provided, however, that either party may obtain injunctive relief from a court if necessary to preserve the status quo pending the outcome of the arbitration or in circumstances where the arbitrator lacks authority to issue injunctive relief. The parties may apply to any court of competent jurisdiction for a temporary restraining order, preliminary injunction, or other interim or conservatory relief, as necessary, without breach of this arbitration agreement and without abridgement of the powers of the arbitrator. JAMS will provide a list of 5 arbitrators from which both parties may eliminate 2 to obtain the final arbitrator. By agreeing to this arbitration procedure, both you and ChemGenex waive the right to resolve any such disputes through a jury trial, court trial, or administrative proceedings. Each party will bear its own attorney fees, and the Company will pay for any administrative or hearing fees charged by the arbitrator or JAMS except that you will pay the first $200.00 of any filing fees associated with any arbitration you initiate.

You understand that this requirement for arbitration does not prohibit you from pursuing an administrative claim with a local, state or federal administrative body such as the Department of Fair Employment and Housing, the Equal Employment Opportunity Commission or the workers’ compensation board. This Agreement does, however, preclude you from pursuing court action regarding any such claim.

21.                               Representation

We trust that the terms and conditions of employment outlined in this letter are consistent with and include all the principal issues covered during our discussions. If you have any concerns about these matters, please contact us prior to indicating your acceptance of this offer of employment.

Please indicate your acceptance of this offer of employment and the terms and conditions set out in this letter, by signing the duplicate copy and returning it to us as soon as practicable.

Yours sincerely,

G.R. Collier
Managing Director & Chief Executive Officer

Acceptance

I confirm acceptance of the offer of employment and the conditions set out in this letter.

Signed	(date)